Exhibit (d)(41)

[Robeco Letterhead]

February 25, 2010

Salvatore Faia

President

The RBB Fund, Inc.

103 Bellevue Parkway

Wilmington, DE  19809

Re:          The RBB Fund, Inc. — Robeco Boston Partners All-Cap Value Fund (the “Fund”)

Dear Mr. Faia:

By our execution of this letter agreement (this “Agreement”), intending to be bound and legally effective as of March 1, 2010, Robeco Investment Management, Inc. (the “Adviser”) agrees that in order to improve the performance of the Fund, the Adviser shall, until further notice, but in no event terminating before December 31, 2011, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes or any other items agreed upon by both parties from time to time) in an aggregate amount equal to the amount by which the Fund’s total operating expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes or any other items agreed upon by both parties from time to time) exceed a total operating expense ratio (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes or any other items agreed upon by both parties from time to time) of 0.70% of the Institutional Class of the Fund’s average daily net assets and 0.95% of the Investor Class of the Fund’s average daily net assets.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

ROBECO INVESTMENT MANAGEMENT, INC.

By:	William G. Butterly, III
Name: William G. Butterly, III
Title:	Chief Operation Officer
Senior Managing Director

Your signature below acknowledges

acceptance of this Agreement:

By:	/s/ Salvatore Faia
Salvatore Faia
President
The RBB Fund, Inc.